Exhibit 21.1

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Metal Services Holdco LLC	Delaware

Tube City IMS Corporation	Delaware

Tube City IMS, LLC	Delaware

Tube City IMS Canada Limited	Canada

Hanson Resource Management Limited	United Kingdom

Hanson Support Services Limited	United Kingdom

Tube City IMS Holding B.V.	The Netherlands

Tube City IMS France Holding S.A.S.	France

Tube City IMS France Sud S.A.S	France

Tube City IMS France Centre S.A.S.	France

Tube City IMS Kosice s.r.o.	Slovak Republic

Tube City IMS Balkan d.o.o.	Serbia

Tube City IMS Servicos Industriais do Brasil Ltda.	Brazil

Tube City IMS Belgium BVBA	Belgium

Tube City IMS Trinidad Limited	Trinidad & Tobago

Tube City IMS Singapore Pte. Limited	Singapore

Tube City IMS de Mexico S. de R.L. de C.V.	Mexico

Tube City IMS Servicios de Mexico S. de R.L. de C.V.	Mexico